SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

INTERNAL RULES OF PEOPLE AND ORGANIZATION COMMITTEE OF BRASKEM S.A.

INTERNAL RULES OF THE
PEOPLE AND ORGANIZATION COMMITTEE OF BRASKEM S.A.

1.        Objectives

The People and Organization Committee (“CPO” or “Committee”) of Braskem S.A. (“Braskem” or “Company”) is a permanent body to support Braskem’s Board of Directors (“Board” or “CA”) with respect to the matters described in item 2 of these Internal Rules (“Rules”).

In the performance of their duties, the Committee members shall act in strict accordance with the Company’s mission and values and conduct their work in accordance with the best Corporate Governance practices, the provisions of Law No. 6.404, of December 15, 1976, as amended, the regulations issued by the Brazilian Securities and Exchange Commission (CVM), the Shareholders’ Agreement filed at the Company’s headquarters (“Shareholders' Agreement”), as applicable, the Company’s Bylaws (“Bylaws”) and these Rules. The members of the CPO will be responsible for complying with and for enforcing these Regulations, and will perform their functions respecting the duties of loyalty and diligence and keep the information to which they have access confidential.

2.	Duties

The CPO shall:

i.           Follow up and assess effective compliance with the matters indicated from guidelines set out in the policies pertaining to personnel, namely:

•              Compensation; and

•              Occupational health.

ii.	Evaluate, prior to the CA’s analysis, the proposals of Braskem’s Business Leader (“LN-Braskem”) to update the Policies listed in item “i” above;
iii.	Contribute to the LN-Braskem Action Plan proposal, prior to its consideration by the CA, focusing on people’s strategic issues;

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iv.	Contribute to the elaboration and follow up effective compliance regarding rules dealing with the appointment of CA members, of its Support Committees and Statutory Executive Board;
v.	To appraise, prior to CA’s analysis, the LN-Braskem’s proposal regarding the Statutory Executive Board’s composition, as well as its possible alternates;

vi.        Monitor the strategic projects related to people;

vii.	Analyze, prior to CA’s analysis, the annual global compensation proposal for the administrators, to be submitted to approval of the General Meeting of Shareholders, as well as to assess and recommend to the CA the individualization proposal for such compensation;
viii.	Analyze, prior to CA’s analysis, in the event of Rectification of the Financial Statements, the refund of an Erroneously Granted Compensation and the amount and manner of the restitution, in accordance with the terms of the Variable Compensation Refund Policy;
ix.	Analyze, prior to CA’s analysis, market references regarding the parameters and criteria presented by the Company’s management for Administrators’ compensation and to submit a proposal for CA’s approval;
x.	Analyze, prior to appraisal by the CA, the proposals for payment of Members' participation in the Company's results, to be presented by LN-Braskem;
xi.	Analyze, prior to appraisal by the CA, any proposals for changes in parameters and criteria related to the participation of Members in the Company's results;
xii.	Analyze, prior to CA’s analysis, proposals submitted by the LN-Braskem in relation to long-term incentive plans, as well as to support the CA (i) in the definition of plan criteria and metrics, and detailing of indexes to set forth the compensation and definition of eligible persons within the scope of their respective programs; and (ii) in the annual performance assessment for each program;
xiii.	Monitor the pension plan adopted by the Company with respect to adherence to the policies in force, as well as analyze the definitions on the implementation of the program in controlled companies;
xiv.	Contribute with the CA in the annual performance assessment of the LN-Braskem based on the targets defined in its PA and approved by the CA, and to analyze the results of the annual performance assessment held by the LN-Braskem of members of the Statutory Executive Board, which results shall be presented to the CA;
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xv.	Propose to the P-CA the criteria for annual assessment of the CA and its Support Committees, and of the CA Executive Secretariat; for such, the CPO may rely on the support of expert external consultancy to set forth the scope, methodology to be implemented and performance of the assessment process;
xvi.	Monitor the Succession Plan of the Statutory Executive Board and the Office Responsible for Compliance (“R-Compliance”), in compliance with the Shareholders' Agreement;
xvii.	Analyze the risks contained in the Corporate Risk Matrix and the respective mitigation plans that are related to the topics within its competence;
xviii.	To appraise, annually, the schedule of the annual meetings for the next year; and
xix.	To approve, annually, the Basic Agenda of the ordinary meetings for the next fiscal year, as proposed by its Coordinator, encompassing the activities of competence of the CPO and others which may be necessary to comply with the work requests set forth by the CA.

3.	CPO’s Operation

3.1. Composition and Term of Office

The CPO is made up of at least three (3) and at most five (5) members appointed by the Chairman of the Board of Directors (“P-CA”) among the full and alternate members of the CA, and one of its members shall be appointed as Committee Coordinator.

The term of office of the CPO members shall be of two (2) years and shall coincide with their CA term of office. If a CPO member permanently ceases to hold his or her position as Director prior to the end of his or her respective term of office, the P-CA shall timely appoint a substitute, subject to the CA’s approval. The CPO member position may not be delegated.

3.2. Coordination

The CPO Coordinator shall have the following duties:

i.	To propose to the CPO, whenever necessary, changes to the approved Basic Agenda and Annual Schedule, considering the recommendations of the other CPO members;
ii.	Ratify the agenda of the CPO's regular meetings, prior to its referral, by the Executive Secretary of the Board (“Secretary of Governance” or “S-CA”) to the members of this Committee;
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iii.	To call, conduct and coordinate CPO meetings.
iv.	To set forth the need for extraordinary meetings, proposing dates for holding them and their respective agendas, in observance of the right of the other members to request that such meetings be called;
v.	Ensure that the call notice, the agenda and the supporting material for the meetings are forwarded to the Committee members, by the S-CA, within the period stipulated in these Rules;
vi.	Invite members of the Board of Directors, Braskem administrators, other Members, external consultants, as well as any other persons who hold information relevant to the purpose of the meeting, to participate in the CPO meetings, when necessary or convenient. The invitation shall be made with the S-CA’s support;
vii.	To submit to the CA the analyses, opinions and reports drafted within the CPO scope which must be submitted to the CA;
viii.	To propose to the administration the hiring of external consultants to, in particular situations, contribute to the Committee’s tasks, observing the hiring process established in Braskem’s guiding documents on the matter;
ix.	Ensure that the minutes of the minutes of the meetings are forwarded to the Committee members for consideration within a period of up to seven (7) business days after the meeting; and
x.	To submit to the CA any proposals of updates to these Rules.

3.3.        Meetings

The CPO develops its activities mainly by means of work meetings, and, for such, it holds meetings, on an ordinary basis, at least four (4) times per year, pursuant to the Annual Schedule approved and, on an extraordinary basis, whenever the CPO Coordinator or any of its members deems necessary, in alignment with the CPO coordinator, or whenever the circumstances so require.

The CPO's ordinary meetings to discuss matters for the CA's resolution will preferably be held at least seven (7) consecutive days in advance of the dates scheduled for the Braskem Board of Directors Meetings ("RCA" or "RCAs"), unless the majority of its members set a shorter term, but always prior to the realization of the RCAs.

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The call notices, the agendas, as well as the meeting support materials must be made available to Committee members, by the S-CA, at least seven (7) days in advance of the meeting date, unless the majority of its members establish shorter term, but not less than forty-eight (48) hours, and in these cases, a duly instructed agenda must be made available.

The CPO meetings shall be held, preferably, at Braskem's headquarters, and may be held remotely, by conference call, video-conference or any other means of communication that allows the identification of the Committee member and simultaneous communication with all the other people attending the meeting. The recording of the meetings is forbidden. In case of remote meetings, each CPO member shall be individually and solely liable for taking all measures required to assure the strict confidentiality of such meeting, and the access to any information dealt with in the meeting by persons not authorized by the CPO Coordinator is strictly prohibited. The means of communication to be used by the Director shall be that informed by the Company’s Information Security Area. In case it is not possible to use the means informed as above mentioned, the Director shall inform in advance the S-CA the means of communication to be used, so that the Information Security Area may validate it.

Preferably, all CPO members shall take part in all meetings, whether in person or through video-conference or conference call, or by any other mean of communication. The minimum quorum to convene a meeting shall be more than half of its members. Any Committee member unable to attend a meeting shall prior inform the CPO Coordinator and appoint, if applicable, which member shall represent him or her.

The CPO’s recommendations must be registered in minutes drafted by the S-CA and, after being ratified by the CPO members, made available in Braskem’s Governance Internet Website. The minutes must be filed by the Corporate Governance area, at the Company’s headquarters.

3.4.       Conflicts of Interest

If any of the members of the Committee is in a situation of conflict of interest with a certain matter to be considered, they must promptly manifest themselves to the Coordinator or the S-CA, being prevented from deliberating or otherwise intervening in the matter object of the conflict. The impediment to the participation of the Committee member will be recorded in the Minutes of the meeting. If he or she fails to express his or herself regarding any conflict of interest, any other Committee member with knowledge of the situation shall do so. Exceptionally, with the objective of protecting its interests, the Company, by decision of the Legal Department, may restrict access by conflicted members to information and materials related to the subject of conflict of interest, as well as to the part of the meeting dealing with the matter.

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3.5.        Miscellaneous

The S-CA is responsible for providing support to the CPO, according to the duties set forth in the CA’s Internal Rules.

The communications between CPO members and other assistants, whenever it occurs, must be made under a confidentiality regime.

In case of any conflict between these Rules and the Company's Bylaws, the Company’s Bylaws shall prevail, and these Rules shall be amended as necessary.

These Internal Rules were approved at an ordinary meeting of Braskem's Board of Directors held on September 25th, 2025 and will be made available on the Company's website.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.